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                                  UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION Expires:
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. _______________)*


                                 EchoCath, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                       Class A Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   278700 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Carol E. Malkinson, Esq.

                                 Medtronic, Inc.

                             7000 Central Ave. N.E.

                          Minneapolis, Minnesota 55432

                                  (612)514-4000
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                October 29, 1997
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------           ----------------------------------------
CUSIP NO. 278700 10 3                       PAGE     2     OF    7     PAGES
                                                 ---------    --------
-----------------------------           ----------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Medtronic, Inc.
          41-0793183

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                       (b) |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Minnesota
--------------------------------------------------------------------------------
                                   7     SOLE VOTING POWER
                  NUMBER OF
                                              363,636
                   SHARES
                                ------------------------------------------------
                BENEFICIALLY       8     SHARED VOTING POWER

                  OWNED BY                    0

                    EACH        ------------------------------------------------
                                   9     SOLE DISPOSITIVE POWER
                  REPORTING
                                              363,636
                   PERSON
                                ------------------------------------------------
                    WITH          10     SHARED DISPOSITIVE POWER

                                              0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          363,636 Shares

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          17.9%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------           ----------------------------------------
CUSIP NO. 278700 10 3                       PAGE     3     OF    7     PAGES
                                                 ---------    --------
-----------------------------           ----------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Medtronic Asset Management, Inc.
          41-1721127

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                       (b) |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Minnesota
--------------------------------------------------------------------------------
                                   7     SOLE VOTING POWER
                  NUMBER OF
                                              363,636
                   SHARES
                                ------------------------------------------------
                BENEFICIALLY       8     SHARED VOTING POWER

                  OWNED BY                    0

                    EACH        ------------------------------------------------
                                   9     SOLE DISPOSITIVE POWER
                  REPORTING
                                              363,636
                   PERSON
                                ------------------------------------------------
                    WITH          10     SHARED DISPOSITIVE POWER

                                              0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          363,636 Shares

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          17.9%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

The class of equity security to which this statement relates is the Class A Common Stock, no par value, of EchoCath, Inc. The name and address of the principal executive offices of the issuer of such securities are EchoCath, Inc., PO Box 7224, Princeton, New Jersey, 08543-7224.

ITEM 2.  IDENTITY AND BACKGROUND

(a), (b) and (c)

Medtronic, Inc., 7000 Central Ave. N.E., Minneapolis, Minnesota 55432, is a Minnesota corporation, principally engaged in the business of therapeutic medical technology, specializing in implantable and interventional therapies. Medtronic Asset Management, Inc., 7000 Central Ave. N.E., Minneapolis, Minnesota 55432, a Minnesota corporation ("MAMI"), is a wholly-owned subsidiary of Medtronic, Inc. through which Medtronic, Inc. holds certain investments. Information is provided below with respect to persons who are directors and executive officers of the reporting persons.

William W. George, Chairman, Chief Executive Officer and Director, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;

Arthur D. Collins, Jr., President, Chief Operating Officer and Director, Medtronic, Inc., and President and Director, MAMI, 7000 Central Avenue N.E., Minneapolis, MN 55432;

Glen D. Nelson, M.D., Vice Chairman and Director, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;

Ronald E. Lund, Senior Vice President, General Counsel and Secretary, Medtronic, Inc., and Vice President, Secretary and Director, MAMI, 7000 Central Avenue N.E., Minneapolis, MN 55432;

Paul W. Chellgren, Director, Medtronic, Inc., Chairman and Chief Executive Officer, Ashland, Inc., 1000 Ashland Drive, Russell, KY 41114;

Antonio M. Gotto, Jr., M.D., Director, Medtronic, Inc., Dean, Cornell University Medical College, Medical Affairs Provost, Cornell University Office of the Dean, 1300 York Avenue, New York, NY 10021;

Bernadine P. Healy, M.D., Director, Medtronic, Inc., Dean, College of Medicine, Ohio State University, 254 Meiling Hall, 370 W. 9th Avenue, Columbus, OH 43210;

Thomas E. Holloran, Director, Medtronic, Inc., Professor, Graduate School of Business, University of St. Thomas, 1000 LaSalle Avenue - Suite 343, Minneapolis, MN 55403-2005;

Richard L. Schall, Director, Medtronic, Inc., Consultant, 4900 IDS Center, 80 South 8th Street, Minneapolis, MN 55402;

Jack W. Schuler, Director, Medtronic, Inc., Chairman, Stericycle, Inc., 1419 Lake Cook Road, Suite 410, Deerfield, IL 60015;

Gerald W. Simonson, Director, Medtronic, Inc., President and Chief Executive Officer, Omnetics Connector Corporation, 7260 Commerce Circle East, Fridley, MN 55432;

Gordon M. Sprenger, Director, Medtronic, Inc., Executive Officer, Allina Health System, 5601 Smetana Drive, Minneapolis, MN 55440;

Richard A. Swalin, Ph.D., Director, Medtronic, Inc., Professor Emeritus, The University of Arizona, 4715 East Fort Lowell Road, Tucson, AZ 85712;

Bobby I. Griffin, Executive Vice President and President, Pacing, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;

Bill K. Erickson, Senior Vice President and President, Americas, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;

Janet S. Fiola, Senior Vice President, Human Resources, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;

B. Kristine Johnson, Senior Vice President and President, Vascular, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;

Philip M. Laughlin, Senior Vice President and President, Cardiac Surgery, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;

John A. Meslow, Senior Vice President and President, Neurological, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;

Robert L. Ryan, Senior Vice President and Chief Financial Officer, Medtronic, Inc., and Chief Financial Officer and Director, MAMI, 7000 Central Avenue N.E., Minneapolis, MN 55432.

Barry Wilson, Senior Vice President and President, Europe, Middle East and Africa, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432.

To the knowledge of the reporting persons, the responses to (d) and (e) of this item are negative for each of the persons listed above.

(f) All of the individuals referred to above are United States citizens, except Mr. Wilson, who is a dual citizen of the United Kingdom and South Africa.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The subject shares were purchased for a purchase price of $1,000,000 by Medtronic Asset Management, Inc. pursuant to a Subscription Agreement dated October 29, 1997 by and between EchoCath, Inc. and Medtronic Asset Management, Inc. The funds for the purchase were provided out of the working capital of Medtronic Asset Management, Inc. following a capital contribution in like amount made by Medtronic, Inc., which owns all the issued and outstanding shares of Medtronic Asset Management, Inc. In conjunction with the purchase of the subject shares, EchoCath, Inc. and Medtronic, Inc. entered into a License and Development Agreement dated October 29, 1997, pursuant to which Medtronic, Inc. will license EchoCath Inc.'s EchoMark and ColorMark technologies for use in guiding devices during cardiac surgery.

ITEM 4.  PURPOSE OF TRANSACTION

The purpose of the acquisition of the subject shares by Medtronic Asset Management, Inc. was the acquisition of the medical technology licensed by Medtronic, Inc. from EchoCath, Inc. pursuant to the concurrently executed License and Development Agreement described in Item 3 above.

None of the reporting persons has any current plans or proposals which may relate to or would result in any of the matters described pursuant to the lettered subparagraphs of this item. Accordingly, the answers to Item 4 are as follows:

(a)    Inapplicable

(b)    Inapplicable

(c)    Inapplicable

(d)    Inapplicable

(e)    Inapplicable

(f)    Inapplicable

(g)    Inapplicable

(h)    Inapplicable

(i)    Inapplicable

(j)    Inapplicable

(k)    Inapplicable

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Medtronic, Inc., through its wholly-owned subsidiary Medtronic Asset Management, Inc., is the beneficial owner of 363, 636 shares of Class A Common Stock of EchoCath, Inc., which represents 17.9% of the outstanding Class A Common Stock of EchoCath, Inc.

(b) Medtronic, Inc., through its wholly-owned subsidiary Medtronic Asset Management, Inc., has the sole power to vote and the sole power to dispose of 363, 636 shares of Class A Common Stock of EchoCath, Inc.

(c) The only transaction in the Class A Common Stock of EchoCath, Inc. that was effected by any person named in paragraph (a) above during the past 60 days is the transaction reported in Item 3 above.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the subject securities.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Medtronic, Inc. owns 548,000 shares of Common Stock of EP Medsystems, Inc., representing 7.2% of the outstanding shares of Common Stock of EP Medsytems, Inc. EP Medsystems, Inc. owns 280,000 shares of Series B Cumulative Convertible Preferred Stock, no par value, of EchoCath, Inc., representing all the issued and outstanding shares of such class. The shares of Series B Cumulative Convertible Preferred Stock are convertible into Class A Common Stock of EchoCath, Inc. Medtronic, Inc. also has a representative on the Board of Directors of EP Medsystems, Inc.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Filed as Exhibit A to this Form 13D is an agreement by the persons filing this Form 13D to make a joint filing.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 7, 1996.                               Signature

                                         MEDTRONIC, INC.


                                         By  /s/ Robert L. Ryan
                                            ------------------------------------
                                             Robert L. Ryan
                                            ------------------------------------
                                             Chief Financial Officer
                                            ------------------------------------



                                         MEDTRONIC ASSET MANAGEMENT, INC.


                                         By  /s/ Robert L. Ryan
                                            ------------------------------------
                                             Robert L. Ryan
                                            ------------------------------------
                                             Chief Financial Officer
                                            ------------------------------------

                                                                       EXHIBIT A

         The undersigned hereby agree to file a joint Schedule 13D with respect to the interests of the undersigned in EchoCath, Inc. and that the Schedule 13D to which this Exhibit A is attached has been filed on behalf of each of the undersigned.


November 7, 1997                         MEDTRONIC, INC.


                                         By  /s/ Robert L. Ryan
                                            ------------------------------------
                                             Its Chief Financial Officer


                                         MEDTRONIC ASSET MANAGEMENT, INC.

                                         By  /s/ Robert L. Ryan
                                            ------------------------------------
                                             Its Chief Financial Officer